UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 16, 2013

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful banking syndication of a $130 million Senior Credit Facility for Cables de Energía y Telecomunicaciones S.A. and Affiliates (CENTELSA)

Panama City, Republic of Panama, January 16, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the closing of a US$130 million syndicated dual–currency, senior, multi-tranche revolving and term loan credit facility for Colombia-based CENTELSA, a leading player in the electrical and telecommunications wire and cable markets, with Bladex as the sole bookrunner and administrative agent. Participating banks included several leading financial institutions from Colombia, Panama, and Brazil. The transaction was completed during December 2012.

Mr. Gregory Testerman, Executive Vice President for Treasury & Capital Markets at Bladex stated, “This important transaction demonstrates Bladex's expertise in providing financial solutions to our Latin American clients. The Bank is particularly well-positioned to add value in arranging syndications to support cross-border acquisition finance transactions, which in this case involved established Bladex clients both in Mexico and in Colombia. Bladex's worldwide network of correspondent banks, and its distinctive Latin American footprint, offer access to a diversified funding base for clients in the Region, and promote intra-regional capital flows throughout Latin America.”

Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries (“the Region”), to support trade finance in the Region. Established in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international and Latin American banks, and private investors.

Bladex has disbursed approximately $188 billion to its Latin American clients since its inception.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

or

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com